UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Marker Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57055L107

(CUSIP Number)

Aisling Capital

888 Seventh Avenue, 12th Floor

New York, NY 10106

(212) 651-6380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57055L107	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57055L107	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 57055L107	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 57055L107	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 57055L107	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 57055L107	SCHEDULE 13D	Page 7 of 13

Item	1. Security and Issuer.

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $0.001 par value (the “Shares”), of Marker Therapeutics, Inc., a Delaware corporation (“Marker” or the “Issuer”). The principal executive office of the Issuer is located at 5 West Forsyth Street, Suite 200, Jacksonville, FL 32202.

Item	2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Aisling Capital IV, LP, a Delaware limited partnership (“Aisling”);

(ii)	Aisling Capital Partners IV, LP, a Delaware limited partnership (“Aisling Partners”), a general partner of Aisling;

(iii)	Aisling Capital Partners IV LLC, a Delaware limited liability company (“Aisling Partners GP”), a general partner of Aisling Partners;

(iv)	Mr. Steve Elms, a managing member of Aisling Partners GP; and

(v)	Mr. Andrew Schiff, a managing member of Aisling Partners GP.

(b) The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 12th Floor, New York, New York 10106.

(c) Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time. Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners. The principal occupation of each of Messrs. Elms and Schiff are as the Managers of Aisling Partners GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Act, Aisling Partners, Aisling GP and Messrs. Elms and Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

CUSIP No. 57055L107	SCHEDULE 13D	Page 8 of 13

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Aisling and Aisling Partners is a Delaware limited partnership. Aisling Partners GP is a Delaware limited liability company. Each of Steven Elms and Andrew Schiff is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,500,000 Shares, consisting of (i) 2,000,000 Shares and (ii) 1,500,000 warrants to purchase Shares at an exercise price of $5.00 per share with a five-year term (the “Warrants”). The source of the purchase price for the Common Stock was capital contributions from the partners of Aisling. No borrowed funds were used in the purchase of the Common Stock.

The Information set forth in Item 4 hereof is incorporated by reference herein.

Item 4. Purpose of Transaction.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 57055L107	SCHEDULE 13D	Page 9 of 13

Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares, Warrants or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Shares and Warrants that the Reporting Persons now own or may hereafter acquire, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) change the identity of the board observers of the Issuer, including Mr. Elms, who is a board observer of the Issuer; (x) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (xi) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (x) above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported as owned by each Reporting Person is based on 45,328,510 Shares issued and outstanding immediately following the Merger (as defined below) as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2018. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,500,000 Shares, constituting approximately 7.7% of the outstanding Shares.

CUSIP No. 57055L107	SCHEDULE 13D	Page 10 of 13

(b) (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 3,500,000 Shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms and Schiff may be deemed to share the power to direct the voting and disposition of the 3,500,000 Shares beneficially owned by the Reporting Persons.

(c) On October 17, 2018, Aisling acquired 2,000,000 Shares and 1,500,000 Warrants to purchase Shares for an aggregate purchase price of $8,000,000 in a private placement transaction (the “Financing”) pursuant to the terms of the Securities Purchase Agreements, dated June 8, 2018, by and among TapImmune Inc., a Nevada corporation (“TapImmune”) and certain accredited investors, including Aisling, (the “Securities Purchase Agreement”), entered into in connection with an Agreement and Plan of Merger and Reorganization, dated as of May 15, 2018 (the “Merger Agreement”), by and among TapImmune, Timberwolf Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TapImmune (“Merger Sub”), and Marker Therapeutics, Inc., a privately-held Delaware corporation (“Marker”). On October 17, 2018, pursuant to the Merger Agreement, Merger Sub was merged with and into Marker (the “Merger”), with Marker being the surviving corporation and becoming a wholly owned subsidiary of TapImmune. In connection with the Merger, TapImmune changed its name to Marker Therapeutics, Inc., and Marker changed its name to Marker Cell Therapy, Inc.

(d) The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Elms, a managing member of Aisling Partners GP, has been an observer on the board of directors of the Issuer since October 17, 2018.

Securities Purchase Agreement

Aisling is party to the Securities Purchase Agreement, dated June 8, 2018, providing for the issuance and sale of the Shares to Aisling.

Registration of Shares

Pursuant to the terms of the Securities Purchase Agreement, Marker is, among other things, obligated to file a resale registration statement with the SEC within 15 days following completion of the Financing, relating to the resale of the Shares (including Shares underlying the Warrants) by Aisling from time to time. Marker is required to bear all expenses in connection with the registration of such Shares pursuant to the terms of the Securities Purchase Agreement.

The Securities Purchase Agreement contains customary cross indemnification provisions, pursuant to which Marker is obligated to indemnify Aisling in the event of material misstatements or omissions in the registration statement attributable to Marker, and Aisling is obligated to indemnify Marker for material misstatements or omissions related to it.

Board Observer Agreement

Pursuant to a Board Observer Agreement, dated as of October 17, 2018, between Marker and Aisling, Aisling was granted the right to designate a board observer, so long as Aisling holds at least 70% of the number of shares of common stock that Aisling purchased in the Financing. Aisling has designated Mr. Elms to serve as such observer.

The foregoing descriptions of the Securities Purchase Agreement and Board Observer Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 57055L107	SCHEDULE 13D	Page 11 of 13

On October 19, 2018, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item	7. Material to be Filed as Exhibits.

Exhibit 1:	Securities Purchase Agreement, dated as of June 8, 2018, by and among TapImmune Inc. and Aisling Capital IV, LP., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on June 8, 2018.

Exhibit 2:	Board Observer Agreement, dated as of October 17, 2018, between Marker Therapeutics, Inc. and Aisling Capital IV, LP.

Exhibit 3:	Joint Filing Agreement, dated as of October 19, 2018, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 57055L107	SCHEDULE 13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2018

AISLING CAPITAL IV, LP

By: Aisling Capital Partners IV, LP, As its General Partner

By: Aisling Capital Partners IV LLC, As its General Partner

By:	/s/ Andrew Schiff
Name: Andrew Schiff Title: Managing Member

AISLING CAPITAL PARTNERS IV, LP

By: Aisling Capital Partners IV LLC, As its General Partner

By:	/s/ Andrew Schiff
Name: Andrew Schiff Title: Managing Member

AISLING CAPITAL PARTNERS IV LLC

By:	/s/ Andrew Schiff
Name: Andrew Schiff Title: Managing Member

STEVE ELMS

By:	/s/ Steve Elms

ANDREW SCHIFF

By:	/s/ Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 57055L107	SCHEDULE 13D	Page 13 of 13

EXHIBIT INDEX

Exhibit 1:	Securities Purchase Agreement, dated as of June 8, 2018, by and among TapImmune Inc. and Aisling Capital IV, LP., incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on June 8, 2018.

Exhibit 2:	Board Observer Agreement, dated as of October 17, 2018, between Marker Therapeutics, Inc. and Aisling Capital IV, LP.

Exhibit 3:	Joint Filing Agreement, dated as of October 19, 2018, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.